SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

GENERAL MEETING

PORTUGAL TELECOM, SGPS S.A.

22 June 2007

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 1 OF THE AGENDA:
(To resolve on the following amendments to the Articles of Association: amendment to no. 2 of Article Two, amendment to no. 3 of Article Four, amendment to no. 8 of Article Nine, amendment to Article Tenth, amendment to no. 1 and adding no. 3 to Article Eleven, amending the heading and paragraphs b) and d) of no. 1 and adding no. 4 to Article Twelve, amendments to nos. 2, 3 and 6, adding nos. 7 to 9, renumbering the previous nos. 7 and 8, which shall become nos. 10 and 11, amendment to the previous no. 9 which shall become no. 12, renumbering the previous nos. 10 and 11 which shall become nos. 13 and 14, eliminating the previous no. 12, renumbering the previous no. 13 which shall become no. 15, amendment to paragraph b) of previous no. 14 which shall become no. 16 and renumbering the previous nos. 15 and 16 which shall become nos. 17 and 18, all of Article Thirteen, amendment to no. 2 of Article Fourteen, amendment to paragraphs a) and b) of no. 1 of Article Fifteen, amendment to no. 3 and adding no. 4 to Article Sixteen, amendment to Article Seventeen, amendment to no. 1 of Article Eighteen, adding nos. 4 and 7 to Article Twenty, amending the heading, adding paragraph f) of no. 1, amendment the previous paragraph f) of no. 1 which shall become paragraph g) and adding nos. 2 and 6 of Article Twenty One, amendment to no. 2 of Article Twenty Three, amendment to nos. 1 and 2 of Article Twenty Four, amending the heading of Section IV to Chapter III, amendment of Articles Twenty Seven to Thirty, adding a new Section V to Chapter III of the Articles of Association and amendment to Article Thirty One of the Articles of Association, as well as renumbering in accordance the paragraphs, numbers and articles of the Articles of Association as a consequence of the statutory amendments resolved in the present General Meeting.)

Whereas:

A) In 2006 the Portuguese corporate law has been subject to broad amendments, with relevant implications with respect to the models and principles of corporate governance of the joint stock companies (“sociedades anónimas”), and, in particular, of issuers of securities admitted to trading on a regulated market (“Issuers”);

B) Further to the revision of the Portuguese Companies Code (“PCC”), introduced by Decree-Law no. 76-A/2006, of 29 March, Issuers became subject to a set of rules, whose progressive entering into force imposes the adoption, until 30 June 2007, of substantial statutory amendments as regards their corporate governance and supervision;

C) In this context, the Board of Directors of Portugal Telecom, SGPS, SA (hereinafter “PT SGPS” or “Company”) has carried out a deep reflection aiming, on one hand, to adopt corporate governance

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model, and, on the other hand, to introduce the amendments to the Articles of Association required for the compliance by the Company of the new legal framework set forth in PCC;

D) In addition to the fulfilment of the provisions in force in the Portuguese legal system, the Board of Directors took also in consideration the rules, with a binding nature, applicable to the Company as a company with securities admitted to trading in the New York Stock Exchange (“NYSE”) – the so-called foreign private issuers;

E) In fact, PT SGPS is obliged to adapt its corporate governance with the U.S. law provisions applicable to the foreign private issuers, including those rules, with binding nature, set forth in the Sarbanes-Oxley Act (“S-O Act”), Rule 10A-3 on Listing Standards Relating to Audit Committees (“Rule 10A-3”) of the Securities and Exchange Commission (“SEC”) and on the Final Rules approved by NYSE regarding corporate governance (“Section 303A Corporate Governance Standards”);

F) The definition of the Company’s corporate governance model shall also bear in mind that, on 18 December 2003, PT SGPS has created an Audit Committee, which, due to the scope of its delegation of competences, corresponds to an internal committee of the Board of Directors established in full compliance with the imperative rules provided for in S-O Act, Rule 10A-3 Rule and Section 303A Corporate Governance Standards;

G) The Audit Committee is composed, since its incorporation, by three Independent Directors, in the light of the criteria imposed by S-O Act, Rule 10A-3 Rule and Section 303A Corporate Governance Standards, as well as of the criteria set forth in Regulation no. 7/2001 of the Portuguese Securities Exchange Commission on the Listed Companies’ Corporate Governance, thus assuring its independence and impartiality towards the executive structures of the Board of Directors;

H) Additionally, since 2003 and until the present date, the Audit Committee of PT SGPS has been affirming itself as a structure of internal supervision which has completed its implementation and consolidation process, and which performs, in an effective and integrated manner with the other organizational structures of the Company, the attributions and competences conferred upon it on the following supervisory aspects: (i) quality and integrity of the financial information contained on the financial statements of the Company; (ii) qualification and independence of the Independent Auditors of the Company; (iii) quality, integrity and effectiveness of the internal control system of the Company; and (iv) fulfilment by the Company of the legal and regulatory provisions, recommendations and orientations issued by the competent entities;

I) Moreover, the consolidation of this structure within the Board of Directors of PT SGPS has positively contributed to the envisaged attractiveness of the Company in the national and U.S. markets, since the Audit Committee, as from 2003, has assumed itself not only as a project publicly recognized as pioneer in Portugal, as it was also positively received by the U.S. market as an internal structure of the administration body allowing an effective supervision of the corporate activity, as well as a rigorous and transparent financial reporting process, supervision of the external audit, internal control and risks management systems;

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J) In fact, the adoption of the Anglo-Saxon model by PT SGPS appears as a solution of continuity before the Portuguese and U.S. markets, and it will allow an easier comparability of the Company’s model with the model imposed to the companies located in the United States of America, as well as with the governance structures with which investors and international analysts are familiarized with;

K) Considering the aforementioned, the Board of Directors of PT SGPS proposes the adoption of the so-called “anglo-saxon model”, presently set forth in Article 278, no. 1, paragraph b) of the PCC, having as corporate bodies the Board of Directors, including an Audit Committee, and a Statutory Auditor;

L) Finally, with this proposal, the Board of Directors intends also to include in the Company’s Articles of Association the amendments deemed necessary or convenient for the compliance with the remaining amendments to the PCC, in respect to matters which go beyond the corporate governance model, from which one may emphasize, for example, the rules governing vote by correspondence, use of telematic means, absence and surety of directors, and share capital reduction (this later resulting from the amendments to the PCC approved by Decree-Law no. 8/2007, of 17 January).

It is hereby proposed to resolve the following:

(a) To amend to no. 2 of Article Two of the Articles of Association, which shall have the following wording:

“ARTICLE TWO
Registered Office

1. (…)
2. By resolution of the Board of Directors, the Company may establish and maintain, at any location within or outside the national territory, agencies, delegations or any other form of representation, as well as may it, with the authorization of the General Meeting, to relocate its registered office to any location within the national territory.”

(b) To amend to no. 3 of Article Four of the Articles of Association, which shall have the following wording:

“ARTICLE FOUR
Share Capital

1. (…)
2. (…)
3. The Board of Directors may, with the favourable opinion of the Audit Committee, increase the Company’s share capital, once or more, by means of contributions in cash, to an amount up to

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360,000,000 euros, further to a prior resolution of the general meeting setting forth the parameters to which the increase or increases in question shall be subject to.
4. (…)”

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(c) To amend to no. 8 of Article Nine of the Articles of Association, which shall have the following wording:

“ARTICLE NINE
Shareholders with competing activity

1. (…)
2. (…)
3. (…)
4. (…)
5. (…)
6. (…)
7. (…)
8. The Board of Directors shall promote the performance of the acts and the fulfillment of the formalities legally required for the execution of the share capital reduction.
9. (…)
10. (…)”

(d) To amend to Article Ten of the Articles of Association, which shall have the following wording:

“ARTICLE TEN
Corporate Bodies

The Corporate Bodies are the General Meeting, the Board of Directors, the Audit Committee and the Statutory Auditor.”

(e) To amend to no. 1 and adding no. 3 to Article Eleven of the Articles of Association, which shall have the following wording:

“ARTICLE ELEVEN
Offices

1. Without prejudice to no. 3 of this article, members of the board of the General Meeting, the Board of Directors and the Audit Committee as well the Statutory Auditor are elected for a three year period by the General Meeting, and may be re-elected, once or more, in accordance with the relevant legal limitations.
2. (…)
3. The Statutory Auditor is elected by the General Meeting further to a proposal of the Audit Committee.”

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(f) To amend to the heading and paragraphs b) and d) of no. 1 and adding no. 4 to Article Twelve of the Articles of Association, which shall have the following wording:

“ARTICLE TWELVE
Obligations of the Shareholders and information duties

1. (…)
    a) (…)
    b) To notify the Board of Directors of the occurrence of any of the situations foreseen in number two to article nine and in number eleven to article thirteen.
    c) (…)
    d) To provide to the Board of Directors, in writing, and in a true, complete and self-explanatory manner, allowing it to be sufficiently elucidated, all the information requested by said Board on the         situations foreseen in article nine, number four, paragraph b) and article thirteen, number eleven.
2. (…)
3. (…)
4. Except otherwise imposed by a legal provision or a mandatory rule of a regulatory entity, when information is requested by a shareholder duly qualified, in light of its holding of shares corresponding to a minimum percentage of the share capital, such information shall only be made available in the Company’s registered office.”

(g) To amend to nos. 2, 3 and 6, adding nos. 7 to 9, renumbering the previous nos. 7 and 8 which shall become nos. 10 and 11, to amend the previous no. 9 which shall become no. 12, renumbering the previous nos. 10 and 11 which shall become nos. 13 and 14, eliminating the previous no. 12, renumbering the previous no. 13 which shall become no. 15, to amend to paragraph b) of the previous no. 14 which shall become no. 16 and renumbering the previous nos. 15 and 16 which shall become nos. 17 and 18, all of Article Thirteen of Articles of Association, which shall have the following wording:

     “ARTICLE THIRTEEN
Participation and Voting Right

1. (…)
2. The Shareholders intending to participate on the General Meeting must evidence, up to five working days prior to the respective meeting, that their shares have been registered into a book entry securities account.
3. Holders of shares represented by share certificates, in the legally permitted terms, when intending to participate in the General Meetings shall have their shares registered in their name in the Company’s share registry, up to five working days prior to date scheduled for the meeting, or evidence, up until the same date, the respective deposit with a financial intermediary which may legally replace such registry.

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4. (…)
5. (…)
6. The exercise of vote by correspondence or by electronic means may comprise all the matters included in the call for the meeting, in the terms and conditions set forth therein.
7. The terms and conditions for the exercise of vote by correspondence or by electronic means shall be defined by the Chairman of the General Meeting in the respective call, so as to ensure its authenticity, regularity, safety, trustfulness and confidentiality up until the moment of the voting. In both cases, the authenticity of the vote shall be assured before the Chairman of the General Meeting, as regards legal entities, by means of a communication with a certified signature according to the law, or as regards individuals, by means of a communication having enclosed a simple copy of the identity document. In order to assure the confidentiality of the vote, the referred communications shall be addressed in a close envelope which shall only be considered upon the counting of votes.
8. The votes issued by correspondence or by electronic means are counted as negative votes in relation to the proposals of resolution which may be presented after their issuance.
9. The attendance in a general meeting of shareholders which may have exercised their respective voting rights by correspondence or electronic means, or by their representative, determines the revocation of the vote expressed by those means.
10. (Previous no. 7)
11. (Previous no. 8)
12. The limitation set forth in number ten applies to all resolutions, including those requiring a qualified majority.
13. (Previous no. 10)
14. (Previous no. 11)
15. (Previous no. 13)
16. Pursuant to the terms of the previous number:
      a) (Paragraph a) to the previous no. 14)
      b) The legal or statutory limitation established on the counting of votes shall refer to the votes cast on behalf of each holder of ADR or GDR, who / which shall be subject to the conditions foreseen in number eleven and as well as to those set forth in article twelve.
17. (Previous no. 15)
18. (Previous no. 16)”

(h) To amend to no. 2 of Article Fourteen of the Articles of Association, which shall have the following wording:

     “ARTICLE FOURTEEN
Majority required for resolutions

1. (…)
2. However, resolutions on the election of the board of the General Meeting, the Chairman of the Audit Committee and the Statutory Auditor, as well as resolutions on the matters referred to in paragraphs c) to f) and i) to j) of the following article, shall not be approved, at the time of the first or subsequent convocation, if opposed by the majority of “A” share votes.”

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(i) To amend to paragraphs a) and b) of no. 1 of Article Fifteen of the Articles of Association, which shall have the following wording:

     “ARTICLE FIFTEEN
Competences of the General Meeting

1. The General Meeting is namely responsible for:
     a) Electing the Board of the General meeting, members of the Board of Directors and of the Audit Committee as well as the Statutory Auditor;
     b) Analyzing the report of the Board of Directors, discussing and voting on the balance sheet, the accounts, the opinion of the Audit Committee and additional documentation legally required;
     c) (…)
     d) (…)
     e) (…)
     f) (…)
     g) (…)
     h) (…)
     i) (…)
     j) (…)
     k) (…)
2. (…)”

(j) To amend to no. 3 and adding no. 4 to Article Sixteen of the Articles of Association, which shall have the following wording:

“ARTICLE SIXTEEN
Board of the General Meeting and convocation thereof

1. (…)
2. (…)
3. The convocation of the General Meeting shall be made with the advance notice and in the form foreseen in the law, expressly indicating the matters to be dealt with.
4. The General Meeting shall take place in the Company’s registered office, or at another location chosen by the Chairman of the General Meeting under the legal terms, and can not take place trough     telematic means.”

(k) To amend to Article Seventeen of the Articles of Association, which shall have the following wording:

“ARTICLE SEVENTEEN
General Meetings

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The General Meeting shall be held, at least, once per year, and whenever a request for its convening is submitted to its Chairman by the Board of Directors, the Audit Committee or by Shareholders representing, at least, five percent of the share capital.”

(l) To amend to no. 1 of Article Eighteen of the Articles of Association, which shall have the following wording:

“ARTICLE EIGHTEEN
Board of Directors

1. The Board of Directors is composed by a minimum of fifteen and a maximum of twenty three members.
2. (…)
3. (…)”

(m) To add nos. 4 and 7 of Article Twenty of the Articles of Association, which shall have the following wording:

“ARTICLE TWENTY
Executive Committee

1. (…)
2. (…)
3. (…)
4. The Chairman of the Executive Committee shall:
     a) Ensure that all the information regarding the activity and the resolutions of the Executive Committee is provided to the other members of the Board of Directors;
     b) Ensure the compliance with the delegation limits, the Company’s strategy, and the duties of cooperation with the Chairman of the Board of Directors.
5. (Previous no. 4)
6. (Previous no. 5)
7. The resolutions of the Executive Committee shall be taken by majority of the expressed votes and the Chairman has a casting vote.”

(n) To amend to the heading, adding paragraph f) to no. 1, amend to the previous paragraph f) of no. 1 which shall become paragraph g) and adding nos. 2 and 6 to Article Twenty One of the Articles of Association, which shall have the following wording:

“ARTICLE TWENTY ONE
Competences of the Board of Directors and Surety of the Directors

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1. The Board of Directors is responsible namely for:
     a) (…)
     b) (…)
     c) (…)
     d) (…)
     e) (…)
     f) Electing the effective and substitute Secretary of the Company;
     g) Proceed, trough co-optation, to the replacement of the Directors which have a definitive absence, being the co-opted members in      functions up to the end of the term to which the replaced Directors had been elected to, without prejudice of the ratification in the next General Meeting and of the foreseen in number three.
     h) (Previous paragraph g))
2. The absence of any Director to more than half of the ordinary Board of Directors meetings, during a financial year, either in a continuous or interpolated manner, without justification accepted by the Board of Directors, shall be considered as a definitive absence of such Director. Such definitive absence shall be declared by the Board of Directors, and such Directors shall be replaced under the legal and statutory terms.
3. (Previous no. 2)
4. (Previous no. 3)
5. (Previous no. 4)
6. The responsibility of each Director shall be necessarily secured by any of the mandatory forms legally foreseen in accordance with the minimum impositions set forth by law.”

(o) To amend to no. 2 of Article Twenty Three of the Articles of Association, which shall have the following wording:

“ARTICLE TWENTY THREE
Competences of the Chairman of the Board of Directors

1. (…)
2. In the event of the Chairman’s absence or impairment and under the terms permitted by law, the Chairman shall be replaced by the member of the Board of Directors indicated by him for the purpose in question.”

(p) To amend to nos. 1 and 2 of Article Twenty Four of the Articles of Association, which shall have the following wording:

“ARTICLE TWENTY FOUR
Resolutions

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1. The Board of Directors schedules its ordinary meetings dates or its frequency and shall meet in extraordinary sessions whenever convened by its Chairman, or two Directors or the Audit Committee.
2. The Board of Directors shall not meet without the participation of the majority of its members in functions, although its Chairman may, in cases of recognized urgency, permit such meeting without the presence of such majority if it is assured by vote by correspondence or by proxy, according to the terms established in following number.
3. (…)
4. (…)”

(q) To amend to the heading of the Section IV of the Chapter III of the Articles of Association, which shall have the following wording:

“SECTION IV
AUDIT COMMITTEE”

(r) To amend to Articles Twenty Seven to Thirty of the Articles of Association, which shall have the following wording:

“ARTICLE TWENTY SEVEN
Membership

1. An Audit Committee, consisting of three directors, one of them being its Chairman, all elected by the General Meeting under the following paragraphs, is responsible for the supervision of Company’s activity.
2. The Members of the Audit Committee will be elected by the General Meeting jointly with the other directors, being individually identified as such in the lists proposed for the Board of Directors’ membership as well as being expressly identified its Chairman.
3. The members of the Audit Committee shall comply with the requirements on incompatibilities, independence and expertise arising from the law and regulations as well as from other relevant binding market rules, including those in force in the jurisdictions where the Company has securities admitted to trading.
4. The absence of any of the Audit Committee’s member is deemed as a definitive absence in the situation referred to in number 2 to article twenty one, as applicable. Such definitive absence shall be declared by the Audit Committee and the absent member will be replaced in accordance with the law and the provisions of these Articles of Association.

ARTICLE TWENTY EIGHT
Competences

1. In addition to the competences established in law and in other provisions of this Articles of Association, the Audit Committee has the following competences:

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a) To verify the accuracy of the financial statements and, in general, to supervise the quality and integrity of the financial information included in the Company’s financial statements;
b) To supervise the process of preparation and disclosure of financial information;
c) To analyze and issue its opinion about the relevant matters related to accounting and audit issues and to the impact on the financial statements of amendments to the accounting rules applicable to the Company, as well as to its accounting policies;
d) To supervise the statutory audit and the auditing to the Company’s financial statements as well as to supervise and evaluate the internal proceedings related to accounting and audit matters;
e) To make a proposal to the general meeting as regards the appointment of the Statutory Auditor;
f) To supervise the independence of the Statutory Auditor, in particular in what concerns the provision of additional services;
g) Direct and exclusive responsibility to appoint, hire, retain or dismiss and to establish the compensation of the Company’s Independent Auditors, as well as to supervise their qualifications and independence and to approve the audit services and/or non-audit services to be rendered by said Independent Auditors or associated persons;
h) To resolve any disagreements between the Executive Committee and the Independent Auditors referred to in previous paragraph, with respect to financial information to be included in the financial statements to be reported to the competent authorities as well as with respect to the audit report process;
i) To supervise the quality, integrity and effectiveness of the risk management system, the internal control system, as well as the internal audit system, including the annual revision of its adequacy and effectiveness, and, in general, to supervise the performance of the functions discharged by the internal audit and the internal control system of the Company;
j) To receive the communications of irregularities, claims and/or complaints submitted by shareholders, employees of the Company or third parties, as well as to implement the proceedings for the receipt, retention and treatment of the above referred irregularities, claims and/or complaints whenever concerning accounting and auditing matters as well as related to internal controls as regards those subject matters;
k) To give its opinion and prior advice, within the scope of its competences foreseen in the law or in these Articles of Association and whenever it deems convenient or necessary, in regard to any reports, documentation or other information to be disclosed or submitted by the Company to the competent authorities.
2. The Independent Auditors referred in the previous number shall report to and be subject to the direct and exclusive overseeing of the Audit Committee, who shall annually obtain and review an audit report with the Independent Auditors.

ARTICLE TWENTY NINE
Resolutions

1. The Audit Committee shall schedule its meetings, at least, once every two months of each financial year, at the time and place determined by its Chairman, without prejudice of additional meetings being convened by the Chairman or at request of the majority of its members.

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2. The Audit Committee shall not meet without the attendance of the majority of its members, provided that the Chairman may, in cases of recognized urgency or justified impossibility, permit such meeting without the attendance of such majority if it is assured by vote by correspondence or by proxy, according to the terms established in following number.
3. Voting rights can be exercised by correspondence or proxy, provided however each member does not act on behalf of more than one Audit Committee member.
4. The resolutions of the Audit Committee shall be adopted by the majority of votes cast and its Chairman has a casting vote.
5. The resolutions adopted during the Audit Committee’s meetings, as well as its members’ voting statements shall be recorded in minutes prepared for such purpose, which shall be signed by all members of the Audit Committee participating in the meetings, all having the prerogative of summarizing their interventions to be mentioned in such minutes.

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ARTICLE THIRTY
Funding

The Company’s annual budget shall establish the financial resources required for the Audit Committee to pay the compensation or funding of the independent auditor referred to in article twenty eight and of any advisors of the Audit Committee as well as to cover the expenses required for the Audit Committee to perform its powers and duties.”

(s) Adding a new Section V to Chapter III of the Articles of Association, which heading shall have the following wording:

“SECTION V
STATUTORY AUDITOR”

(t) To amend to Article Thirty One of the Articles of Association, which shall have the following wording:

“ARTICLE THIRTY ONE
Appointment and Competences

1. A statutory auditor or a statutory audit company, which may have a substitute, appointed by the General Meeting, under proposal of the Audit Committee, is responsible for the examining the Company’s accounts.
2. The Statutory Auditor has the competences established in law.”

(u) To renumber the paragraphs, numbers, and articles of the Articles of Association, as a consequence of the statutory amends resolved in the present General Meeting.

Lisbon, 9 May 2007

The Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2007

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.